July 12, 2006

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Howard Efron
Staff Accountant – Division of Corporation Finance
Mail Stop 4561

Re:	Lionbridge Technologies, Inc. (the “Company” or “Lionbridge”)

File No. 000-26933
Form 10-K for the year ended December 31, 2005

Dear Mr. Efron:

The contents of this letter reflect Lionbridge’s responses to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 5, 2006.

Copies of this response letter are being filed simultaneously with the Commission.

Form 10-K for the year ended December 31, 2005

Consolidated Statements of Operations, page F-4

COMMENT 1: Please revise your presentation in future filings to report stock-based compensation amounts within the income statement captions in which the cash compensation would be recorded.

RESPONSE: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, (“SFAS 123R”). The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, reports stock-based compensation amounts within the income statement captions in which the cash compensation is recorded. Future filings will continue to report stock-based compensation amounts within the income statement captions in which the cash compensation would be recorded.

Mr. Howard Efron

Securities and Exchange Commission

July 12, 2006

Business Acquisitions, page F-15

COMMENT 2: We note that you have established an estimated useful life of 12 years related to acquired customer relationship intangibles. Given that you have disclosed that acquired customer contracts range from 3.3 to 5.3 years, please clarify for us, in sufficient detail, how you reached the conclusion that 12 years is a reasonable estimate for your customer relationship intangibles when the amortization period significantly exceeds the contract periods with your customers. In your response, help us understand your key assumptions and your bases for such assumptions related to cash flows from customer relationships and the economic consumption method.

RESPONSE: On September 1, 2005, Lionbridge completed the acquisition of Bowne Global Solutions (“BGS”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 27, 2005. As part of the purchase accounting entries recorded to reflect the fair value of the assets acquired, we engaged an independent third party valuation firm to identify and value the intangible assets acquired.

In determining the fair value of the acquired customer relationships, we used a discounted cash flow model based upon the estimated future income streams associated with the customer relationships considering their estimated remaining period of benefit, which generally included multiple contract periods.

Following the income approach, the following assumptions were applied when valuing the acquired customer relationships:

•	Projected Revenue – Revenue of BGS for the year ended September 1, 2005 was used as the projected annual revenue base in valuing the customer relationships.

•	Attrition Rate – Based on attrition rates in the legacy Lionbridge business from 2004 to 2005, combined with a premium factor related to the inherent risk of attrition in the BGS customer base due to the acquisition (equivalent to a market participant attrition rate), a 20% annual attrition rate was considered appropriate.

Mr. Howard Efron

Securities and Exchange Commission

July 12, 2006

•	Growth Rate – A 3% growth rate for the existing customer relationship revenue, which is in line with an estimated CPI index.

•	Cost of Revenue and Operating Expenses – Based on projected cost of revenue and operating expenses as a percentage of revenue, determined in part based on historical levels. Historically, cost of revenue and operating expenses as a percentage of revenue for legacy Lionbridge was between 61% and 65% for cost of revenue and between 29% and 31% for operating expenses; for legacy BGS was between 64% and 67% for cost of revenue and between 25% and 37% for operating expenses. The amounts used in the valuation of the acquired customer relationships were between 61% and 65% for cost of revenue and between 26% and 30% for operating expenses.

•	Income Tax Rate – Based on the tax jurisdictions where the earnings would be recognized and therefore, where the tax would be paid. The blended income tax rate was 31.9%.

•	Capital Asset Charge – A contributory asset charge was applied to the projected after tax cash flows of the customer relationships under the income approach for assets that contribute to the generation of cash flows attributable to the acquired customer relationships. Based on the analysis performed, a contributory asset charge of 1% was considered appropriate.

•	Discount Rate – The discount rate was determined using the risk adjusted cost of equity method. Therefore, a discount rate of 19% was considered appropriate.

•	Remaining Useful Life – In determining the remaining useful life of the customer relationships, the present value of the net cash flows over the projection horizon of 25 years were calculated. The useful life of the intangible asset was estimated to end in the year in which 98% of the cumulative present value was generated. Based on the analysis performed, a 12 year life was assigned to the acquired customer relationships.

Mr. Howard Efron

Securities and Exchange Commission

July 12, 2006

In determining the fair value of the customer relationships, we acknowledged that the future benefit of the acquired customer relationships would extend over multiple contract periods. In determining the amortization method, the economic consumption method was utilized to reflect the pattern in which the economic benefits of the customer relationship intangible asset would be consumed, in accordance with Statement of Financial Accounting Standards No. 142, paragraph 12, reflecting the diminishing value expected from these customer relationships over time.

If you have any questions with regard to these responses or would like to discuss any of the matters covered in this letter, please contact me at (781) 434-6002.

Sincerely,

/s/ Stephen J. Lifshatz

Stephen J. Lifshatz

Senior Vice President and Chief Financial Officer